FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Negotiations with the US company BellSouth	3

Telefonica S.A. and Telefonica Moviles, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), and pursuant to the request served on them today by the Comision Nacional del Mercado de Valores (Spanish Securities Markets Commission), hereby report the following

SIGNIFICANT EVENT

In accordance with article 83 of the Spanish Stock Market Act, Telefonica, S.A. and Telefonica Moviles, S.A. confirm that they are in negotiations with the United States company BellSouth for the acquisition of certain assets owned by the latter in Latin America.

Given the current state of the negotiations as at the present date, no information can be given on the final closing of the deal. In this respect, Telefonica, S.A. and Telefonica Moviles, S.A. cannot provide a possible determination of a price range for the transaction in order for such information to be released to the market, because important issues such as the regulatory and accounting implications and due diligence matters are still pending study and determination. Those issues will be decisive for the successful execution of the transaction and hence for the final eventual acquisition price.

Notwithstanding the above, Telefonica, S.A. and Telefonica Moviles, S.A. can confirm that they are considering a range of values of between 5.5 and 6 billion dollars for 100% of the firm value of those assets.

In Madrid, March 4th, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 4th, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors